                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                               FORM 11-K


                Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934


                 For the year ended December 31, 1995

                     Commission file number 1-7911


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  JAMES RIVER CORPORATION OF VIRGINIA
            120 Tredegar Street, Richmond, Virginia  23219

                  JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN
  INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                              __________
                                                              Pages
Report of independent accountants                               3
Financial statements:
     Statements  of  net assets available for  benefits,
       with fund information as of December 31, 1995 and
       1994                                                    4-7
     Statement  of  changes in net assets available  for
       benefits,  with  fund information  for  the  year
       ended December 31, 1995                                 8-9
     Notes to financial statements                            10-17
Supplemental schedules:
     Assets  held for investment purposes as of December
       31, 1995                                                 18
     Party-in-interest transactions for the  year  ended
       December 31, 1995                                        *
     Obligations in default for the year ended  December
       31, 1995                                                 *
     Leases  in default for the year ended December  31,
       1995                                                     *
     Reportable transactions for the year ended December
       31, 1995                                                 19
Exhibits to Annual Report on Form 11-K                          20
Signatures                                                      21
__________
     *  There were no such transactions during the period specified.

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
James River Corporation of Virginia:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River Corporation of Virginia StockPlus Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              COOPERS & LYBRAND  L.L.P.

Richmond, Virginia
June 21, 1996

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1995

                                  Fund Information
                                  ----------------
                                  James River   Crown        Fidelity      IDS New
                                  Stock         Vantage      Balanced      Dimensions
ASSETS                            Fund          Stock Fund   Fund          Fund
Cash equivalents                  $5,644,921    $139,032     $37,045       $75,216
Accrued interest receivable           11,736         367
Investments, at fair value:
  James River Common Stock       268,595,736
  Crown Vantage Common Stock                  14,337,139
  Mutual funds                                             7,883,526    13,317,020
  Loans receivable from participants

      Total investments          268,595,736  14,337,139   7,883,526    13,317,020

        Total assets             274,252,393  14,476,538   7,920,571    13,392,236

LIABILITIES

Fund transfers in transit            395,521      (9,865)    (41,955)       (9,164)
Other                                                         82,682        86,801

        Total liabilities            395,521      (9,865)     40,727        77,637

Net assets available for
benefits                        $273,856,872 $14,486,403  $7,879,844   $13,314,599

 The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1995 (continued)


                                  Fund Information
                                  ----------------
                                  Stagecoach    Pierpont     Pierpont      Loans
                                  Inc. S&P 500  Bond         Money Market  to
ASSETS                            Stock Fund    Fund         Fund          Participants    Total
Cash equivalents                  $23,486       $45,906      $12,914                       $5,978,520
Accrued interest receivable                                        5                           12,108
Investments, at fair value:
  James River Common Stock                                                                268,595,736
  Crown Vantage Common Stock                                                               14,337,139
  Mutual funds                  6,876,778     2,836,272   31,895,076                       62,808,672
  Loans receivable from participants                                       $16,295,046     16,295,046

      Total investments         6,876,778     2,836,272   31,895,076        16,295,046    362,036,593

        Total assets            6,900,264     2,882,178   31,907,995        16,295,046    368,027,221

LIABILITIES

Fund transfers in transit         (12,661)       73,718     (395,594)
Other                              45,074                        995                          215,552

        Total liabilities          32,413        73,718     (394,599)                         215,552

Net assets available
for benefits                   $6,867,851    $2,808,460  $32,302,594       $16,295,046   $367,811,669


   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1994


                                 Fund Information
                                 ----------------
                                 James River      Fidelity   IDS New     Stagecoach      Pierpont
                                 Stock            Balanced   Dimensions  Inc. S&P 500    Bond
ASSETS                           Fund             Fund       Fund        Stock Fund      Fund
Cash equivalents                 $13,404,417      $47,735    $87,690     $19,091         $7,669
Accrued interest receivable           19,997
Due from Trustee                     385,047
Investments, at fair value:
  James River Common Stock       284,383,569
  Mutual funds                                  2,821,524  3,187,185   1,179,948        590,651
  Guaranteed interest contracts
  Common trust fund
  Loans receivable from participants

      Total investments          284,383,569    2,821,524  3,187,185   1,179,948        590,651

        Total assets             298,193,030    2,869,259  3,274,875   1,199,039        598,320

LIABILITIES

Payable to James River

        Total liabilities

Net assets available
for benefits                    $298,193,030   $2,869,259 $3,274,875  $1,199,039       $598,320

The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1994 (continued)


                              Fund Information
                              ----------------
                              Pierpont         Executive Life    T. Rowe Price   Loans
                              Money Market     Fixed Income      Fixed Income    to
     ASSETS                   Fund             Fund              Fund            Participants    Total
Cash equivalents                  $9,021                                $79                      $13,575,702
Accrued interest receivable                                               7                           20,004
Due from Trustee                                                                                     385,047
Investments, at fair value:
  James River Common Stock                                                                       284,383,569
  Mutual funds                14,804,323                                                          22,583,631
  Guaranteed interest contracts                $7,334,782                                          7,334,782
  Common trust fund                                              11,383,592                       11,383,592
  Loans receivable from participants                                             $15,297,117      15,297,117

      Total investments       14,804,323        7,334,782        11,383,592       15,297,117     340,982,691

        Total assets          14,813,344        7,334,782        11,383,678       15,297,117     354,963,444

     LIABILITIES

Payable to James River                            177,013                                            177,013

        Total liabilities                         177,013                                            177,013

Net assets available
for benefits                 $14,813,344       $7,157,769       $11,383,678      $15,297,117    $354,786,431


   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                   INFORMATION
                      for the year ended December 31, 1995

                                  Fund Information
                                  ----------------
                                  James River      Crown          Fidelity     IDS New        Stagecoach     Pierpont
                                  Stock            Vantage        Balanced     Dimensions     Inc. S&P 500   Bond
                                  Fund             Stock Fund     Fund         Fund           Stock Fund     Fund
Additions to net assets
attributable to:
  Investment income:
    Cash dividends on
     James River Common Stock
     and mutual funds               $7,933,884                     $31,702                    $36,018
    Interest on mutual funds                                       232,118      $563,859       64,557      $93,370
    Interest on common trust fund
    Interest on cash equivalents       175,431           $852
    Interest on loans to
     participants                    1,292,436
      Total investment income        9,401,751            852      263,820       563,859      100,575       93,370
Net appreciation in fair value
 of investments                    106,666,065      3,387,555      470,758     1,809,130      995,506      141,659
  Contributions and deposits:
    Deposits by participating
     employees                      23,219,520            183    1,057,774     1,973,675      559,261      148,791
    Contributions by employer,
     before reduction for
     forfeitures                    15,235,968          3,072      177,112       143,673       67,791       30,541
    Rollover contributions             202,085                     154,779     1,877,104       98,063       99,323
    Refund of contributions
     related to highly
     compensated employees          (1,120,795)
    Other
        Total contributions
         and deposits               37,536,778          3,255    1,389,665     3,994,452      725,115      278,655
          Total additions          153,604,594      3,391,662    2,124,243     6,367,441    1,821,196      513,684
Deductions from net assets
 attributable to:
  Distributions to
   participants                    (53,991,730)      (698,384)    (681,688)   (1,002,852)    (542,174)    (271,624)
  Forfeitures                         (141,327)
  Administrative costs                (255,055)          (200)        (555)         (291)        (111)         (26)
    Total deductions               (54,388,112)      (698,584)    (682,243)   (1,003,143)    (542,285)    (271,650)
Net increase (decrease)
 prior to interfund transfers       99,216,482      2,693,078    1,442,000     5,364,298    1,278,911      242,034
Transfers between funds:
  Transfers between
   investment funds                (43,583,767)    16,400,867    4,793,670     6,236,057    5,189,081    2,417,097
  Loans to participants            (10,116,879)      (165,013)     (78,855)     (195,140)     (67,699)     (31,380)
  Loan repayments                    5,547,254                     137,302       214,380       81,425       18,722
    Total transfers
     between funds                 (48,153,392)    16,235,854    4,852,117     6,255,297    5,202,807    2,404,439
Net increase (decrease) in
 net assets available for
 benefits, prior to spin-off        51,063,090     18,928,932    6,294,117    11,619,595    6,481,718    2,646,473
    Assets transferred to
     other plans                   (75,399,248)    (4,442,529)  (1,283,532)   (1,579,871)    (812,906)    (436,333)
Net increase (decrease) in
 net assets available for
 benefits                          (24,336,158)    14,486,403    5,010,585    10,039,724    5,668,812    2,210,140
Net assets available for
 benefits:
   Beginning of year               298,193,030                   2,869,259     3,274,875    1,199,039      598,320
End of year                       $273,856,872    $14,486,403   $7,879,844   $13,314,599   $6,867,851   $2,808,460

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1995 (continued)
                                  Fund Information
                                  ----------------
                                               Executive  T. Rowe
                                  Pierpont     Life       Price
                                  Money        Fixed      Fixed       Loans
                                  Market       Income     Income      to
                                  Fund         Fund       Fund        Participants   Total
Additions to net assets
 attributable to:
  Investment income:
    Cash dividends on
     James River Common Stock
     and mutual funds             $116,891                                          $8,118,495
    Interest on mutual funds     1,247,930                                           2,201,834
    Interest on common trust fund                          $311,897                    311,897
    Interest on cash equivalents                                                       176,283
    Interest on loans to
     participants                                                                    1,292,436
      Total investment income    1,364,821                  311,897                 12,100,945
Net appreciation in fair value
 of investments                      8,419                                         113,479,092
  Contributions and deposits:
    Deposits by participating
     employees                     254,830                                          27,214,034
    Contributions by employer,
     before reduction for
     forfeitures                    61,013                                          15,719,170
    Rollover contributions       4,419,553                                           6,850,907
    Refund of contributions
     related to highly
     compensated employees                                                          (1,120,795)
    Other                                     $178,504                                 178,504
        Total contributions
         and deposits            4,735,396     178,504                              48,841,820
          Total additions        6,108,636     178,504      311,897                174,421,857
Deductions from net assets
 attributable to:
  Distributions to participants (7,943,737)              (2,825,444)   $(895,635)  (68,853,268)
  Forfeitures                                                                         (141,327)
  Administrative costs              (1,178)                  (1,066)                  (258,482)
    Total deductions            (7,944,915)              (2,826,510)    (895,635)  (69,253,077)
Net increase (decrease)
 prior to interfund transfers   (1,836,279)    178,504   (2,514,613)    (895,635)  105,168,780
Transfers between funds:
  Transfers between
   investment funds             24,345,728  (6,970,838)  (8,827,895)
  Loans to participants           (130,721)                 (41,170)  10,826,857
  Loan repayments                   42,540                            (6,041,623)
    Total transfers
     between funds              24,257,547  (6,970,838)  (8,869,065)   4,785,234
Net increase (decrease) in
 net assets available for
 benefits, prior to spin-off    22,421,268  (6,792,334) (11,383,678)   3,889,599   105,168,780
    Assets transferred
     to other plans             (4,932,018)   (365,435)               (2,891,670)  (92,143,542)
Net increase (decrease) in
 net assets available for
 benefits                       17,489,250  (7,157,769) (11,383,678)     997,929    13,025,238
Net assets available
 for benefits:
   Beginning of year            14,813,344   7,157,769   11,383,678   15,297,117   354,786,431
End of year                    $32,302,594                           $16,295,046  $367,811,669


    The accompanying notes are an integral part of these financial statements.

                 JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan:
     (a)  General
          The following description of the James River Corporation of Virginia ("James River," the "Company," or the "Employer") StockPlus Investment Plan, amended and restated effective July 1, 1994 and January 1, 1995 (the "Plan"), provides only general information on the Plan in effect as of December 31, 1995. The Plan as in effect before July 1, 1994, is referred to as the "Prior Plan." The Plan is a stock purchase plan and generally full-time employees of James River and its domestic subsidiaries are eligible to participate. Eligible employees who elect to participate in the Plan are referred to as "Participants." The amended and restated Plan offers five new investment options to Participants in addition to options available under the Prior Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          On August 28, 1995, the Company spun off part of its Communications Papers Business, as well as the specialty paper-based portion of its Packaging Business, into a new company, Crown Vantage Inc. ("Crown"). The existing shareholders of the Company on record as of August 25, 1995, received one share of Crown Vantage Inc. common stock, no par value ("Crown Vantage Common Stock") for each ten shares held by the shareholder. The Plan was amended to create an investment fund consisting primarily of Crown Vantage Common
          Stock (the "Crown Vantage Stock Fund"). As a result of the spin-off, during 1995, the Plan received a stock distribution
          of   1,338,892   shares  of  Crown  valued  at  cost  of  $17,852,205.
          Effective as of August 22, 1995, all employees of Crown ceased to participate in the Plan and, after the spin-off of Crown, $92,143,542 of assets were transferred out of the Plan.

     (b)  Contributions
          Prior to July 1, 1994, Participants elected to contribute, through payroll deductions, from 1% to 10% of their earnings to the Prior Plan to purchase James River common stock, $.10 par value ("James River Common Stock"). These contributions were made (i) on an after-tax basis, (ii) on a before-tax basis or (iii) under a combination of both methods. Effective July 1, 1994, Participants in the Plan may elect to contribute from 1% to 10% of their compensation through payroll deductions; all contributions will be made as before-tax contributions under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Contributions will be invested by The Bank of New
          York,   the   Plan's   Trustee,   into   investment   funds   at   the
          direction of each Participant. In order to receive matching contributions from the Company, before-tax contributions made by Participants who have not reached age 57 must be invested in the James River Stock Fund, as defined in Note 1(d).

          The   Company   makes  matching  contributions  on   behalf   of   the
          eligible Participants pursuant to the following schedule:

            Participant Contribution        Company Contribution
                as a Percentage              as a Percentage of
                of Compensation             Participant's Total
                                                Contribution
                       1%                           120%
                       2%                           100%
                       3%                           90%
                       4%                           80%
                       5%                           70%
                       6%                           60%

          The Company makes no matching contributions with respect to the portion of a Participant's contributions that exceeds 6% of the Participant's compensation.

     (c)  Vesting
          Effective July 1, 1994, each Participant is 100% vested in all of his Plan accounts. A Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements as described in Note 1(h).

     (d)  Investment Options
          The following investment funds have been established for the investment of Plan assets: (i) an investment fund consisting primarily of James River Common Stock (the "James River Stock Fund"), (ii) the Crown Vantage Stock Fund, (iii) the Fidelity Balanced Fund, (iv) the IDS New Dimensions Fund, (v) the Stagecoach Inc. S&P 500 Stock Fund, (vi) the Pierpont Bond Fund, and (vii) the Pierpont Money Market Fund. The Fidelity Balanced Fund is a mutual fund which is invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. The IDS New Dimensions Fund is a mutual fund which is invested primarily in common stocks of U.S. and foreign companies showing potential for significant growth; the fund also invests in preferred stocks, debt securities and money market instruments. The Stagecoach Inc. S&P 500 Stock Fund is a mutual fund which is invested in substantially the same percentages of common stocks as the Standard & Poor's 500 Composite Stock Price Index. The Pierpont Bond Fund is a mutual fund which is invested in the U.S. Fixed Income Portfolio, an open-end management investment company; a substantial portion of this fund is invested in bonds. The Pierpont Money Market Fund is a mutual fund which is invested in high quality U.S. dollar denominated securities which have effective maturities of not more than 13 months.

          In addition, the T. Rowe Price Fixed Income Fund, which was frozen as of July 1, 1994, was invested in a managed pool of guaranteed investment contracts and structured investment contracts of various insurance companies through July 1995. Unless participants elected otherwise, all investments held in the T. Rowe Price Fixed Income Fund as of July 1995 were transferred to the Pierpont Money Market Fund.

          As described below, Participants have the right to direct the
          investment   of   certain   of  their   Plan   accounts   and
          contributions into any of the available investment funds.

          A Participant who has not attained age 57 may elect to invest his before-tax contributions made on or after July 1, 1994, that are not matched by Company contributions in any of the available investment funds. Before-tax contributions of up to 6% of a Participant's compensation that are made on or after July 1, 1994, and that are invested in the James River Stock Fund will be matched (see Note 1(b)); these contributions must remain in that fund until the earlier of
          (i) the date on which they have been held in the Plan for 24 months or (ii) the date on which the Participant attains age
          57. Matching contributions that are made on or after July 1, 1994, will be invested in the James River Stock Fund and must remain in that fund until the Participant attains age 57. Subject to certain exceptions, contributions made to the Prior Plan before July 1, 1994, generally must remain invested in the James River Stock Fund until the Participant attains age 57.

          The after-tax contributions account of a Participant who has not yet attained age 57 may be invested in any of the Plan's available investment funds. Before January 1, 1995, such account could only be invested in the James River Stock Fund. The after-tax matching contributions account of a Participant who has not yet attained age 57 must remain invested in the James River Stock Fund. Participants who have attained age 57 may direct the investment of all their contributions and accounts, including matching contributions, into any of the Plan's available investment funds.

          Each Participant may direct the investment of the portion of his account that is invested in the Crown Vantage Stock Fund into any of the other available investment funds. However, Participants may not transfer assets from other investment funds to the Crown Vantage Stock Fund. Participants may transfer certain assets previously held under another tax-qualified plan into the Plan. Such assets are held in a rollover account as defined in the Plan. Participants may also elect to have certain distributions transferred out of the Plan and paid directly to an eligible tax-qualified plan.

     (e)  Participant Loans
          Participants are permitted to borrow from the Plan amounts up to one-half of the Participants' vested interest, subject to a minimum of $1,000 and a maximum of $50,000. A loan may not be made from a Participant's before-tax contributions that were made on or after July 1, 1994, that were matched by Company contributions, and that have not been held in the Plan for 24 months. For accounting purposes, Plan assets attributable to a Participant's individual account will be liquidated to provide the funds to be loaned (see Note 2(e)). Loans are repayable over a period of up to five years, except for loans to purchase a primary residence, which may be repaid over a period of up to ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments made by a Participant are credited to the investment funds in which the Participants' account is invested. As of December 31, 1995, there were 3,736 Participants with outstanding loans.

     (f)  Distributions and Withdrawals
          Distributions are recorded when paid. If a Participant retires, dies, terminates employment, or incurs a permanent disability, the Participant's accounts will be distributed in one of the following forms selected by the Participant: (i) a lump sum payment or (ii) monthly installments over a certain period of time. If a Participant's account balance has ever exceeded $3,500, a distribution will not be made to the Participant before age 70 without the Participant's consent, and the Participant may elect to postpone commencement of his benefits to a date not later than his 70th birthday. In addition, the portion of a Participant's account that is transferred from another plan to this Plan and that is subject to the qualified joint and survivor annuity rules of Sections 401(a) (11) and 417 of the Internal Revenue Code (known as the "J&S Account") shall be paid through an annuity from the Plan or a purchased commercial annuity for a Participant whose vested account balance has ever exceeded $3,500, unless the Participant and his spouse (if applicable) elect otherwise.

          With limited exceptions, withdrawals may be made from a Participant's account attributable to after-tax contributions under the Prior Plan, the portion of Company after-tax matching  contributions held in the  Plan  for  at  least  24 months, and rollover contributions. Withdrawals from Participants' accounts invested in the James River Stock Fund are payable in whole shares of James River Common Stock, with the value of fractional shares paid in cash, or entirely in cash. The portion of a Participant's accounts that is invested in other investment funds is payable in cash.

          A Participant who reaches age 59-1/2 may elect a one-time withdrawal of the entire balance in his accounts. Participants who have not attained age 59-1/2 can only access these contributions in the event of financial hardship.

          A Participant who separates from employment is generally entitled to a full distribution. In certain circumstances, a Participant may defer distribution to a later date.

     (g)  Voting, Tender and Exercise of Other Rights
          If timely instructions are not received from a Participant, the Trustee shall vote, tender or exercise similar rights with respect to shares of James River Common Stock in the Participant's account in such manner as the Trustee deems appropriate.

     (h)  Anti-Discrimination Requirements
          The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
          Section 401(k) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, the provisions of the Plan require that a refund of employee contributions be made to highly compensated employees within two and one-half months after the close of the Plan year (see
          Note 10). Refunds made during the Plan year ended December 31, 1995, have been reflected as a reduction of contributions and deposits on the statement of changes in net assets available for benefits, with fund information.

     (i)  Number of Participants
          There were 17,987 and 22,101 Participants in the Plan as of December 31, 1995 and 1994, respectively. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                               1995         1994
          James River Stock Fund             17,725       21,732
          Crown Vantage Stock Fund           16,672
          Fidelity Balanced Fund              1,109          848
          IDS New Dimensions Fund             1,919        1,342
          Stagecoach Inc. S&P 500 Stock Fund    922          458
          Pierpont Bond Fund                    361          190
          Pierpont Money Market Fund          1,344          588
          Executive Life Fixed Income Fund      556          556
          T. Rowe Price Fixed Income Fund                    420

     (j)  Assets Transferred to Other Plans
          These amounts represent account balances transferred to Crown as a result of the 1995 spin-off.

2.  Summary of Significant Accounting Policies:
     (a)  Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Cash Equivalents
          All  deposits  of  contributions to the  Plan  are  initially invested in an interest-bearing account pending their investment in the available investment funds. Interest earned on such investments is credited to the individual Participant's accounts based on each Participant's account balance. Cash equivalents are stated at cost which approximates market value.

     (c)  Investment Valuation
          The investments in James River Common Stock and Crown Vantage Common Stock are stated at market value, based on their closing prices on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares of James River Common Stock held by the Plan was 11,133,502 and 14,043,633 on December 31, 1995 and 1994, respectively.
          The closing market price per share of James River Common Stock was $24.125 and $20.25 on December 31, 1995 and 1994,
          respectively. On December 31, 1995, 1,006,115 shares of Crown Vantage Common Stock were held by the Plan at $14.25 per share.

          Investments held in the Fidelity Balanced Fund, the Stagecoach Inc. S&P 500 Stock Fund, the Pierpont Bond Fund and the Pierpont Money Market Fund are stated at the market value of shares held by the Plan as of year end. Investments in the IDS New Dimensions Fund are reported at market value or a reasonable approximation thereof, except for securities maturing in 60 days or less which are valued at amortized cost.

          Loans receivable from Participants are valued at the balance of amounts due from Participants, plus accrued interest thereon, which approximates fair value.

          As of December 31, 1995, the assets of the Plan were held under an Agreement of Trust with The Bank of New York, New York, New York (the "Trustee"). State Street Bank and Trust, (formerly known as Wyatt Asset Services, Inc.), Minneapolis, Minnesota, serves as recordkeeper for the Plan.

     (d)  Security Transactions and Related Investment Income
          Security transactions are accounted for as of the trade date, and dividend income is recorded as of the dividend record date. Dividend income is allocated to the individual Participant's accounts based on each Participant's share of fund investments. The cost of securities sold is determined on an average cost basis.

     (e)  Realized Gains (Losses) on Common Stock
          When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participants' contributions.
          Accordingly, the Plan realizes a gain or loss for the difference between the average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

     (f)  Contributions and Deposits
          Employee contributions are recorded as of the date the contributions are withheld from employees' compensation. Employer contributions are based on amounts withheld from participating employees' wages and are therefore recorded as of the date the employees' contributions are withheld. Funds are transferred to the Trustee promptly after the date withheld for employee contributions and once a week for employer contributions.

     (g)  Withdrawals
          Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable.

     (h) Net Appreciation (Depreciation) in Fair Value of Investments Net appreciation or depreciation in the fair value of the investments consists of (i) unrealized appreciation or depreciation of investments held by the Plan, (ii) realized gains or losses on the sale of Plan investments (see Note 2(e)) and (iii) unrealized appreciation or depreciation resulting from investments distributed to Participants. Such amounts are allocated to the individual Participant's accounts based on each Participant's share of fund investments.

     (i)  Use of Estimates
          Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.

3.  Investment in Executive Life Guaranteed Investment Contract
     On April 11, 1991, the California Insurance Commissioner obtained a court order placing Executive Life in conservatorship and under his exclusive control. Part of the court order imposed a moratorium upon surrenders, policy loans, transfers of account balances, and similar cash disbursement transactions. Accordingly, as a result of the court mandated moratorium, Participants holding balances in the Executive Life Fixed Income Fund who had not transferred such balances to other eligible funds within the Plan prior to January 1, 1991, were prohibited from making withdrawals, loans, fund transfers, or final distributions from this fund until such time as the California court permitted cash withdrawals. The Plan accrued interest income under the Executive Life guaranteed investment contract at the stated contract rate through April 10, 1991, after which date no additional investment income has been recorded. Based upon information available, an adjustment of $1,294,373 was recorded as of December 31, 1993, for the impairment of value of the Plan's investment in the Executive Life guaranteed investment contract. As a result of a favorable decision by the California Supreme
     Court in 1995, an annual distribution schedule has been put in place beginning in 1995 and continuing until March 1997. Actual distributions received by the Plan from Executive Life as of December 31, 1995, totaled $7,336,273. A portion of this distribution reflects a recovery of $1,491 of the 1993 valuation adjustment. Although a final distribution from Executive Life is due in March 1997, the ultimate recovery value of assets liquidated to make that distribution are uncertain. Therefore, the Plan's management records the activity on this fund as cash is received.

4.  Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.  Separate Investment Fund Option Information:
     In September 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined-Contribution Plans" (the "Practice Bulletin"). The Practice Bulletin requires the Plan to present investment fund option information segregated by participant-directed and nonparticipant-directed categories. Nonparticipant-directed net assets available for benefits in the James River Stock Fund were approximately $168,378,000 and $199,402,000 as of December 31, 1995 and 1994, respectively. Nonparticipant-directed activity in the James River Stock Fund for 1995 included investment income of approximately $4,493,000, net appreciation in fair value of investments of approximately $50,976,000, contributions of approximately $12,800,000, distributions of approximately $20,053,000, assets transferred to other plans of approximately $49,816,000, and other deductions of approximately $276,000. Due to changes in the Plan resulting from the January 1, 1995, amendment, certain participant accounts related to post-tax employee contributions of approximately $29,148,000 were recharacterized from nonparticipant-directed to participant-directed. Only the James River Stock Fund includes such nonparticipant-directed amounts.

6.  Units and Unit Values
     Effective July 1, 1994, the James River Stock Fund was converted to a unitized, daily-valued fund. In addition, the Crown Vantage Stock Fund, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Stagecoach Inc. S&P 500 Stock Fund, the Pierpont Bond Fund and the Pierpont Money Market Fund are also accounted for on a unitized basis. The number of units, calculated daily by the recordkeeper, and unit values of net assets as of December 31, 1995, were:

                                         Units            Unit Values
     James River Stock Fund              11,378,190       $24.07
     Crown Vantage Stock Fund             1,015,165       $14.27
     Fidelity Balanced Fund                 576,287       $13.67
     IDS New Dimensions Fund                770,992       $17.27
     Stagecoach Inc. S&P 500 Stock Fund     511,001       $13.44
     Pierpont Bond Fund                     264,949       $10.60
     Pierpont Money Market Fund          32,302,594        $1.00

7.  Tax Status:
     The Plan is intended to be a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The
     Company has received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable requirements of the Internal Revenue Code.

8.  Administrative Expenses:
     Significant expenses of administering the Plan are borne by James River, which are partially offset by certain fees charged to the Participants' accounts including but not limited to: (i) a $2.50 quarterly fee per Participant, (ii) a $35 Participant loan origination fee and a $10 annual maintenance fee related to Participant loans and (iii) a $35 transaction fee for certain withdrawals and distributions. Administrative expenses related to the T. Rowe Price Contract were paid by the Plan.

9.  Concentration of Credit Risk:
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the James River Stock Fund, the Crown Vantage Stock Fund, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Stagecoach Inc.
     S&P 500 Stock Fund, the Pierpont Bond Fund, the Pierpont Money Market Fund, and the Executive Life guaranteed investment contract. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

10.  Subsequent Event:
      In  order to meet the anti-discrimination test pursuant  to
      Section 401(k) of the Internal Revenue Code, a refund of $770,836 of employee contributions was made to highly compensated employees during 1996 with respect to the 1995 Plan year in accordance with Plan Provisions.

     JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
    ITEM 27(a)  -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1995

Identity of Issue           Description of
                            Investment             Cost          Current Value

Cash equivalents            Interest rate
                            -- variable             $5,978,520    $5,978,520

James River Corporation     11,133,502 shares      238,848,378   268,595,736
of Virginia Common Stock,
$.10 par value

Crown Vantage Inc.          1,006,115 shares        13,415,100    14,337,139
Common Stock,
no par value

Fidelity Balanced Fund      Interest in mutual       7,524,723     7,883,526
                            funds at $13.52 per
                            unit

IDS New Dimensions Fund     Interest in mutual      12,077,278    13,317,020
                            funds at $17.27 per
                            unit

Stagecoach Inc.             Interest in mutual       6,173,346     6,876,778
S&P 500 Stock Fund          funds at $13.44 per
                            unit

Pierpont Bond Fund          Interest in mutual       2,731,321     2,836,272
                            funds at $10.60 per
                            unit

Pierpont Money Market Fund  Interest in mutual      31,896,179    31,896,179
                            funds at $1.00 per
                            unit

Executive Life Insurance    Trust fund; interest     1,115,869           --
Company                     rate -- variable based
                            on 30 day Treasury Bill
                            rates; various
                            maturity dates

Participant loans           Interest rate -- 6% to 13%;     --    16,295,046
                            various maturity dates

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
               ITEM 27(d)  -  SCHEDULE OF REPORTABLE TRANSACTIONS
                       for the year ended December 31, 1995
                                                                      Expense
                                                                      Incurred
     Identity of Party                                   Number of    with
  Involved/Description of      Purchase    Selling       Trans-       Trans-                   Net Gain
           Asset               Price       Price         actions      actions      Cost        (Loss)

I. Single transaction in
   excess of 5%:
   James River Corporation            - -  $74,819,728           1     - -         $46,706,635  $28,113,093
    of Virginia                       - -   17,852,205           1     - -          17,852,205          - -
    Common Stock

  Crown Vantage Inc.          $17,852,205          - -           1     - -          17,852,205          - -
  Common Stock

II. Series of transactions
    other than securities in
    excess of 5%:

    None

III. Series of transactions
     involving securities in
     excess of 5%:

   James River Corporation     20,352,919           - -        12     $32,577       20,352,919           - -
   of Virginia Common Stock           - -    31,685,919        18         - -       22,059,176     9,626,743

   Bank of New York            64,891,274           - -       139         - -       64,891,274           - -
   Collective Short Term              - -    69,356,692       160         - -       69,356,692           - -
   Investment Fund

   Pierpont Money Market       34,457,621           - -       128         - -       34,457,621           - -
   Fund                               - -    12,453,176       134         - -       12,434,844         18,332

IV. Security transactions
    with a party involved
    in a single reportable
    transaction:

      None

TO ANNUAL REPORT ON FORM 11-K
The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number                  Description

4(a) First Amendment to the James River Corporation of Virginia StockPlus Investment Plan -- filed herewith.

23        Consent of Independent Accountants -- filed herewith.

                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              JAMES RIVER CORPORATION OF VIRGINIA
                              STOCKPLUS INVESTMENT PLAN

June 26, 1996                 /s/Clifford A. Cutchins, IV
                               Committee Member - Clifford A. Cutchins,IV


June 26, 1996                 /s/Daniel J. Girvan
                              Committee Member - Daniel J. Girvan